UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14267
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

REPUBLIC SERVICES 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
REPUBLIC SERVICES, INC.
110 S.E. 6th St., 28th Floor
Fort Lauderdale, Florida 33301

REPUBLIC SERVICES
401(K) PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2005

REPUBLIC SERVICES
401(K) PLAN
Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee of Republic Services, Inc.’s
Republic Services 401(k) Plan:
     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 9, 2006

REPUBLIC SERVICES
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2005 and 2004

	2005	2004
Investments, at Fair Value:
Mutual Funds	$46,696,982	$39,478,009
Collective Trust Funds	34,501,619	29,741,186
Republic Services, Inc. Common Stock	22,726,812	19,258,283
Loan Fund	13,358	14,204
Cash	174,054	75,511

Total Investments	104,112,825	88,567,193

Contributions Receivable:
Employee	238,716	203,416
Employer	1,037,690	970,359

Total Contributions Receivable	1,276,406	1,173,775

Accrued Investment Income	30,351	—

Total Assets	105,419,582	89,740,968
Liabilities:
Excess Contributions Payable	7,268	—

NET ASSETS AVAILABLE FOR BENEFITS	$105,412,314	$89,740,968

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2005

Additions:
Contributions —
Employee	$14,268,543
Employer	4,192,305

Total Contributions	18,460,848

Investment Income —
Dividend and Interest Income	3,482,728
Net Appreciation in Fair Value	3,952,013

Total Investment Income	7,434,741

Total Additions	25,895,589

Deductions:
Participant Distributions	10,175,519
Plan Expenses	48,724

Total Deductions	10,224,243

Net Increase	15,671,346
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	89,740,968

End of Year	$105,412,314

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
(1)	DESCRIPTION OF PLAN:

(a)	General
     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan.
     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.
     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.
     In the event the Plan is terminated, each participant will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant would have the option of receiving a lump-sum distribution or rolling over their distributions into another qualified retirement plan or an individual retirement account.
(b)	Eligibility
     Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Employees are automatically enrolled in the plan upon meeting eligibility requirements, and 4% of their eligible pay is contributed to the plan unless or until the employee changes their deferral percentage. Enrollment provisions allow for weekly entry dates by all eligible employees.
(c)	Contributions and Funding Policy
     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 25% of eligible compensation, as defined. However, highly compensated employees, as defined by the IRC, are limited to contributing a maximum of 4% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2005, each eligible participant could contribute up to $14,000 and participants who are or will be at least 50 years of age by the end of a calendar year are also eligible to make catch-up contributions to the Plan at anytime during such calendar year. In 2005, the maximum amount of catch-up contributions a participant could contribute was $4,000. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.
     During 2005 and 2004, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee’s eligible compensation was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match was made in shares of the Company’s common stock on employee contributions through June 30, 2005. During 2005, the Company contributed shares of its common stock valued at $3,093,233 to the Plan, which includes the $970,359 of employer contributions receivable at December 31, 2004. The employer match on employee contributions made after June 30, 2005 was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections. The total employer matching contribution recognized in the statement of net assets available for benefits for 2005 and 2004 was $4,192,305 and $3,656,568, respectively. Participants are allowed to sell their investment in the Company’s common stock and reinvest the proceeds in any of the other Plan’s investment options. The Company did not make any discretionary contributions to the Plan during 2005 or 2004.
     Effective January 1, 2006, the Plan was amended to increase the employer matching contribution to 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each participant.

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.
(d)	Investments
     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.
     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies.
(e)	Payment of Benefits
     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(2)	SIGNIFICANT ACCOUNTING POLICIES:
     The accompanying financial statements are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds are stated at fair value as determined by the Trustee. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

(3)	INVESTMENTS:
     The investments of the Plan as of December 31, 2005 and 2004 are as follows:

	2005		2004
Mutual Funds —
AIM International Growth Fund	$4,338,199		$3,125,878
Alger Growth Retirement Portfolio	4,132,214		3,258,277
Blackrock Aurora Fund	2,023,651		1,211,960
Evergreen Special Equity Fund	761,680		623,436
Franklin Small-Mid Cap Growth Fund	6,307,383	(a)	5,504,712	(a)
ING International Value Fund	4,060,001		2,571,645
Ivy International Fund	—		27
MLIIF US Government Mortgage Fund	2,393,336		2,213,644
Oakmark Select II Fund	8,569,399	(a)	8,825,127	(a)
PIMCO Total Return Fund	6,707,533	(a)	6,134,706	(a)
Scudder-Dreman Small Cap Value Fund	1,637,029		1,191,929
Van Kampen Growth & Income Fund	5,766,557	(a)	4,816,668	(a)

Total Mutual Funds	46,696,982		39,478,009

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	26,171,658	(a)	22,772,449	(a)
Merrill Lynch Equity Index Trust	8,329,961	(a)	6,968,737	(a)

Total Collective Trust Funds	34,501,619		29,741,186

Republic Services, Inc. Common Stock	22,726,812	(a)(b)	19,258,283	(a)(b)
Loan Fund	13,358		14,204
Cash	174,054		75,511

Total Investments	$104,112,825		$88,567,193

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.

(b)	Non-participant-directed and participant-directed investments in Republic Services, Inc. common stock.
     During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated, net in fair value as follows:

Year Ended
December 31, 2005
Net Realized and Unrealized Appreciation in Fair Value of Investments:
Mutual Funds	$1,192,278
Collective Trust Funds	321,479
Republic Services, Inc. Common Stock	2,438,256

Net Appreciation in Fair Value	$3,952,013

(4)	NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:
     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments (including participant-directed amounts that cannot be separately determined) is as follows:

	As of December 31,
	2005	2004
Net Assets:
Employer Contribution Receivable	$—	$970,359
Republic Services, Inc. Common Stock	22,726,812	19,258,283

	$22,726,812	$20,228,642

Year Ended
December 31, 2005
Changes in Net Assets:
Contributions —
Employee	$238,600
Employer	2,122,874
Dividend and Interest Income	299,459
Net Appreciation in Fair Value	2,438,256
Participant Distributions	(1,977,519)
Plan Expenses	(8,030)
Net Transfers to Participant-Directed Investments	(615,470)

$2,498,170

     The employer match on employee contributions made through June 30, 2005 was made in shares of the Company’s common stock. The employer match on contributions made after that date was funded in cash and allocated to the appropriate investment funds in accordance with the participants’ elections.
(5)	BENEFIT DISTRIBUTIONS:
     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s account.
     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $146,550 and $70,469 at December 31, 2005 and 2004, respectively. Such amounts are included in net assets available for benefits at December 31, 2005 and 2004 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.
(6)	PARTY-IN-INTEREST TRANSACTIONS:
     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.
     The Company pays substantially all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $31,500 and $28,500 in 2005 and 2004, respectively.
(7)	INCOME TAX STATUS:
     The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor intends to take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.
(8)	RISKS AND UNCERTAINTIES:
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

E.I.N.: 65-0716904
Plan #: 001
REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2005

Description	Shares	Cost		Market Value
*Merrill Lynch Retirement Preservation Trust	26,171,658	$	**	$26,171,658
*Merrill Lynch Equity Index Trust	89,521		**	8,329,961
AIM International Growth Fund	184,761		**	4,338,199
Alger Growth Retirement Portfolio	314,476		**	4,132,214
Blackrock Aurora Fund	59,188		**	2,023,651
Evergreen Special Equity Fund	55,355		**	761,680
Franklin Small-Mid Cap Growth Fund	167,216		**	6,307,383
ING International Value Fund	227,069		**	4,060,001
*MLIIF US Government Mortgage Fund	237,670		**	2,393,336
Oakmark Select II Fund	261,581		**	8,569,399
PIMCO Total Return Fund	638,813		**	6,707,533
*Republic Services, Inc. Common Stock	605,241		20,426,354	22,726,812
Scudder-Dreman Small Cap Value Fund	50,293		**	1,637,029
Van Kampen Growth & Income Fund	280,748		**	5,766,557
Loan Fund (interest rates ranging from 7.0% to 10.5%)	—		**	13,358
Cash	N/A		**	174,054

Total				$104,112,825

*	Represents a party-in-interest to the Plan.

**	Not applicable as the investment is participant-directed.

E.I.N.: 65-0716904
Plan #: 001
REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Description
of Assets
(Including
	Interest				Current
	Rate and				Value of
	Maturity in				Asset on
Identity of Party	Case of	Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Loans)	Price	Price	Asset	Date	or (Loss)
Category (iii) — Series of individual transactions in excess of 5% of Plan assets:

Republic Services, Inc.*	Common Stock	$3,381,835	$—	$3,381,835	$3,381,835	$—

Republic Services, Inc.*	Common Stock	$—	$2,342,650	$1,494,214	$2,342,650	$848,436

*	Transactions made on the market.
There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2005.
Columns (e) and (f) are not applicable.

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan
(Name of Plan)

By:	/s/ Tod C. Holmes
Title:	Chairperson of the Benefits Committee of the
Republic Services 401(k) Plan

Date: June 13, 2006